

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 25, 2010

Via U.S. Mail

Russell Haraburda, President and Chief Executive Officer
EnviraTrends, Inc.
1900 Main Street
Suite 312
Sarasota, FL

> **Re: EnviraTrends, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2009**
> **File No. 333-164086**

Dear Mr. Haraburda:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Rule 419(a)(2) of Regulation C defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock. In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance

that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 6932 (April 13, 1992). In carrying out this mandate, our assessment of your status under the definition can be based only upon the representation of your proposed business in your registration statement. We also refer you to proposing Securities Act Release No. 6891 (April 17, 1991).

Your disclosure indicates the following:

- You are a development stage company with no revenues and have received going concern opinions from your auditor;
- You issue penny stock;
- You have no operations, no assets (except for cash) and no employees;
- You will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding; and
- The registration statement contains very general disclosure related to the nature of your business plan.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please revise the registration statement to comply with Rule 419 of Regulation C. In particular, please revise your filing to include the disclosure required by Item 419(c) of Regulation C and confirm that you will file post-effective amendments as required by Rule 419(d) and (e) of Regulation C. Please be advised that the offer must contain the terms set forth in Rule 419(e)(2) of Regulation C. Please revise your prospectus to describe these terms.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide to us a detailed explanation as to why Rule 419 of Regulation C does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next twelve months. In providing the specific business plan, the disclosure should incorporate the company's day-to-day operations. We may have additional comments following the review of your revised disclosures.

2.   Please advise us as to all other registration statements of companies for which your officers and directors may have acted as promoters, or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and

their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

3.   Please revise your disclosure throughout the filing to state that you are currently a shell company, as it appears from your disclosure that you have both nominal operations and nominal assets. See Rule 405 of Regulation C. In addition, revise your related Rule 144 disclosure to reflect that you are a shell company. Note that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) under the Securities Act.

4.   Under an appropriately titled section in the filing, please disclose the information required by Items 404(d)(2) and Item 407(a) of Regulation S-K.

Summary Information and Risk Factors, page 5

5.   We note your disclosure that Russell Haraburda is a Managing Member of ImagiTrends Group LLC. In footnote 1 on page 19, you state that Mr. Haraburda serves as the Managing Member of ImaginaTrends Group LLC.   Please revise your disclosure throughout the prospectus to consistently state the correct name of the entity.

Business, page 5

6.   Please disclose, if true, that you have not yet begun manufacturing any products. In this regard, we note the disclosure under "Manufacturing" on page 22 that you do not have a manufacturing facility and have not yet entered into any agreement with a third party to manufacture your product. Please also clearly disclose that you have not yet sold any products or generated any revenues from the sale of your products. Please also comply with this comment under "Business" on page 21. Finally, please revise the first risk factor on page 7 to clearly disclose this information.

7.   Please disclose your anticipated timeframe within which you will begin marketing your products, when you will begin production of your products, and when you will have products available for sale.

8.   With respect to having products available for sale, please clarify the disclosure in the third paragraph. In this regard, we note the disclosure discusses when you may have products available for sale if you raise sufficient funds to build your

own production facility. However, this disclosure does not address the timing with respect to using third parties to produce your products.

9.   Please explain why you incorporated in the state of Wyoming, when your principal place of business is located in Florida and you intend to build your production facility in Florida.

The Offering, page 5

10.   It appears that you have 14,327,050 shares of common stock outstanding. Please advise or revise throughout the filing accordingly.

Risk Factors, page 7

11.   Please revise the second risk factor to clearly state that it is the report of the independent registered public accounting firm that raises substantial doubt as to whether you can continue as a going concern.

Although we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting, page 9

12.   You disclose that you will be required to report on the operating effectiveness of your internal control over financial reporting and your auditors will be required to attest to the effectiveness of your internal control over financial reporting beginning with the year ended December 31, 2011. Given your disclosure on page F-6 that your fiscal year end is September 30, please revise this disclosure to refer to the year ended September 30, 2011.

Selling Shareholders, page 13

13.   With respect to Black Diamond Holdings, please revise to insert a footnote identifying the natural person or persons who have voting or investment control over the company's securities. Refer to Question 140.02 of the Regulation S-K Compliance and & Disclosure Interpretations, available on the Commission's website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

14.   Please revise to clearly identify those selling shareholders that are affiliates of your company.

OTC Bulletin Board Considerations, page 16

15.   Please revise here and throughout the prospectus to clarify whether the FINRA
        Market Maker has agreed to file the Form 211 with FINRA. Please also identify
        the participants involved.

16.   Please revise the first paragraph to indicate whether a FINRA market maker must
        file an application with FINRA before a trading symbol can be issued and, if so,
        revise the last sentence to indicate that the trading symbol is issued two to eight
        weeks following the filing of the FINRA application. Please also comply with
        this comment under "OTC Bulletin Board Qualification for Quotation" on page
        27.

17.   We note that you refer to "listing" on the OTC Bulletin Board. We understand
        that the OTC Bulletin Board is a quotation medium for subscribing FINRA
        members and is not an issuer listing service. Further, only market makers can
        apply to quote securities on the OTC Bulletin Board. Please revise here and, as
        appropriate, elsewhere in your filing accordingly.

18.   We note the comparisons here and throughout the filing between the OTC
        Bulletin Board and the NASDAQ markets. Please revise to clearly explain the
        differences between the OTC Bulletin Board and stock exchanges, and remove
        the specific references to the NASDAQ markets. In this regard, we note that the
        language used here and elsewhere in the filing suggests that your listing on the
        OTC Bulletin Board is merely a preliminary step before listing on a NASDAQ
        market.

Directors, Executive Officers, Promoters, and Control Persons, page 17

19.   It appears that Mr. Haraburda is not required to devote his full time to the
        business of the company. In this regard, we note section 5 of his employment
        agreement. Please revise to disclose the percentage of his time that he devotes to
        the business of the company. In addition, please add a risk factor that discusses
        the risk associated with this part-time employment. Finally, please reconcile to
        the disclosure under "Employees" on page 23.

20.   Please revise to provide detailed information regarding Mr. Haraburda's prior
        business experience as President and CEO of ImagiTrends, Inc. For example,
        please disclose the size of the ImagiTrends, Inc. business in terms of revenues
        and/or sales as well as the number of individuals supervised by Mr. Haraburda.
        See Item 401(e) of Regulation S-K.

21.   It appears that Mr. Haraburda serves as CEO of Vista Partners.   Please disclose the nature of Mr. Haraburda's relationship with this company over the past five years and discuss the nature of the business conducted by Vista Partners.

Security Ownership of Certain Beneficial Owners and Management, page 19

22.   The total number of shares held by all officers and directors as a group does not reconcile with the amounts disclosed in the table. Please revise accordingly.

Description of Business, page 21

23.   Please revise to provide the information required by Item 101(h)(4)(v) of Regulation S-K.

Business, page 21

24.   Please revise the disclosure throughout this section and, as appropriate, elsewhere in the filing, including in the "Summary Information and Risk Factors" and "Risk Factors" sections beginning on pages 5 and 7, respectively, to clearly differentiate between your current business activities and your prospective business goals. For example, we note your disclosure in the last paragraph on page 22 indicating that that you currently sell products through internet advertising; however, you do not appear to have generated any revenues from the sale of your products.

25.   We note the statement, "We turn cremated pet ashes into glass "Eternal Gems." Please revise to clarify that you currently only distribute the finished pet memorial product and a third party converts the pet ashes into glass "Eternal Gems."

26.   Please revise to clarify whether other materials or chemicals are used to create the Eternal Gems. For example, you indicate that certain designs of the Gemstone or Touchstone Series require a smaller portion of the cremated remains. Please also further describe the manufacturing process used to create the Gemstone, Touchstone and Sculpture Series.

27.   We note the disclosure in the last paragraph of this section that you have contracted for the first two glass furnaces. Please file these agreements as exhibits to the registration statement and disclose the material terms of the agreements under an appropriately titled subsection.

Manufacturing, page 22

28.   We note the disclosure in the second sentence. Please revise to provide the names of the third-party manufacturers you intend use to make your products. See Item 101(h)(4)(v) of Regulation S-K.

Intellectual Property, page 23

29.   We note the assignment of certain technology rights as disclosed in the Technology Assignment Agreement filed as Exhibit 10.1. Please revise this section accordingly.

Research and Development, page 23

30.   Please reconcile the disclosure in this section with the disclosure on page 22 that since your inception you "have been…completing the research and development phase…"

31.   Please significantly revise this section to describe in greater detail your plan of operation for the next 12 months, including a month-by-month analysis of your milestones that discusses the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. In addition, please explain how you intend to meet each milestone if you cannot receive funding.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 24

32.   Please disclose your commitments for capital expenditures, if any, as of September 30, 2009, including the amount of and a description of the commitments. In addition, please disclose how you anticipate funding these commitments. See Item 303(a)(2) of Regulation S-K.

Description of Property, page 25

33.   Please file the lease agreement referenced in this section as an exhibit to the registration statement.

Certain Relationships and Related Transactions, page 25

34.	We note the disclosure in the first paragraph in note 3 to the financial statements. Please also provide this disclosure in this section.

Sales of our common stock under Rule 144, page 27

35.	It appears that affiliates hold 13,317,100 shares of common stock. Please advise or revise accordingly.

Financial Statements, page 32

Note 1 – Summary of Significant Accounting Policies, page F-6

Going Concern and Plan of Operation, page F-6

36.	Please revise your going concern disclosure to provide robust disclosures regarding the substantial doubt about your ability to continue as a going concern. Specifically, please revise your disclosure to include:
	•	The possible effects of such conditions and events.
	•	Your evaluation of the significance of the conditions and events and the mitigating factors.
	•	Whether there is any possibility that you would discontinue operations.
	•	Detailed description of your plans for dealing with the adverse effects of the conditions and events.

Note 6 – Subsequent Events, page F-8

37.	Please tell us how you have accounted for the acquisition of the rights to your products in exchange of 3,180,000 shares of common stock and specify the accounting literature supporting your conclusion.

Recent Sales of Unregistered Securities, page 34

38.	The disclosure in this section discusses the issuance of 14,326,950 shares of common stock. However, it appears you have 14,327,050 shares of common stock outstanding. Please advise or revise accordingly.

39.	We note the disclosure in the third paragraph. Please revise to describe the services provided in consideration for the issued shares.

Exhibits, page 35

40.   Please revise the exhibit index to identify each exhibit by number. For example, it appears that the articles of incorporation is filed as exhibit 3.1 and that the legal opinion is filed as exhibit 5.1. Further, please separately identify each exhibit in the exhibit index. For example, we note that you have filed exhibits 3.2 and 3.3, which are amendments to your articles of incorporation.

41.   We note the footnote regarding exhibit 4. It does not appear that exhibits 3.1, 3.2, 3.3 and 3.4 contain the form of common stock certificate. Please revise accordingly.

Exhibit 3.1

42.   We note that the articles of incorporation lists four directors, but the registration statement indicates that you have only two directors. Please advise.

Exhibit 5.1

43.   Please have counsel revise first paragraph of its opinion to correct the reference to EnviraTrends, Inc.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: Wyoming Corporate Services, Inc.
        2710 Thomes Ave.
        Cheyenne, Wyoming 82001

cc: Michael Williams, Esq. *(via facsimile at* (813) 832-5284)
        Williams Law Group, P.A.
        2503 West Gardner Court
        Tampa, FL 33611